SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF

THE BOARD OF DIRECTORS OF BRASKEM S.A.

(Approved at the Braskem Board of Directors Meeting of 8/8/2018)

1.        Objectives

These Internal Rules ("Rules”) govern the functioning of the Board of Directors (“Board” or “CA”) of Braskem S.A. (“Braskem” or “Company”), and assist the board members by:

•       defining their responsibilities, as established in Braskem’s Bylaws (“Bylaws”) and the Shareholders Agreements filed at the Company’s head office (“Shareholders Agreements”);

•      establishing the CA’s system of communication with Braskem’s Business Leader (“LN- Braskem”); and

•       defining the CA’s support structure and the roles of those responsible for that support structure.

2.        Duties

The Board is responsible for rendering accounts to the shareholders and other parties interested in the tangible and intangible assets used in conducting Braskem’s business operations. For that purpose, it must act in an active and independent manner, deliberating effectively and promptly, in the Company’s best interest to increase value for all shareholders.

The CA shall be responsible for performing the following duties, among others, in accordance with applicable laws, the Bylaws and the Shareholders Agreements:

i.          Establishing the general orientation of the Company’s business;

ii.          Approving LN-Braskem’s Action Program (“PA”);

iii.          Approving the plan of succession for LN-Braskem, the Team Member directly reporting to him/her and the  Chief Compliance Officer(“CCO”);

iv.         Approving the implementation of an annual process for evaluating the CA, the CA’s Support Committees (“Support Committees” or “Committees”), the CA’s secretary, LN-Braskem and the Team Member directly reporting to him/her;

v.         Conducting an annual evaluation of LN-Braskem, as well as analyzing and discussing the results of the evaluations of Team Member directly reporting to him/her;

vi.         Approving the matters defined in the Bylaws, Shareholder Agreements and policies proposed by LN-Braskem and by the CA itself;

vii.          Submitting to the Shareholders’ Meeting (“Meeting”) the matters subject to its responsibility;

viii.          Expressing its opinion at the Meeting regarding election of the Company’s board members, classifying the candidates according to the independence criteria established in the Company’s policy, as well as evaluating, during the years following their election, whether or not the independent board members should remain classified as independent by identifying and reviewing any circumstances that might compromise their independence;

ix.          Approving the nomination of the board members appointed by the Chairman of the Board of Directors (“P-CA”) to constitute the Compliance Committee (“CC”), the Finance and Investment Committee (“CFI”), the Strategy and Communication Committee (“CEC”) and the Personnel and Organization Committee (“CPO”);

x.          Approving, on an annual basis, the CC’s program, which includes the duties of compliance and internal auditing, as well as approving the budget for the CC and the Compliance area, allocated to cover the expenses of its operations, which must also include the resources and structure necessary for executing the functions of the Internal Audit area;

xi.          Establishing the principles and objectives of the Company with respect to compliance, guaranteeing the existence of a compliance system that ensures an ethical, honest and transparent role, in accordance with applicable regulations and laws, as well as monitoring its development and effective implementation;

xii.        Approving the proposals for (i) the Company’s risk appetite; (ii) the Risk Matrix and the risk management work plan; and (iii) the mitigation and contingency plans, as well as periodic monitoring of the Risk Matrix and the mitigation and contingency plans;

xiii.          Guaranteeing the adoption and consistent updating by Braskem of the corporate governance system to meet best market practices; and

xiv.          Approving, at the last meeting of each fiscal year, the standard agenda for topics to be deliberated at the regular meetings of the next fiscal year by proposal of the P-CA, taking into consideration the CA’s responsibilities  as well as the schedule for the following year’s meetings.

3.        Chairman of the Board of Directors

The P-CA has the following duties, notwithstanding any others that may be assigned to him/her by the Shareholders Agreements, Bylaws and by law:

i.          To comply and enforce compliance with the guidelines contained in these Rules;

ii.          To ensure the body’s efficacy and proper performance;

iii.          To propose the dates and agendas for the Meetings of the Braskem Board of Directors (“RCA” or “RCAs”);

iv.         To ensure that the calls and agendas for the RCAs are sent to the board members, along with any necessary supporting materials, by the deadline stipulated in these Rules;

v.         To convene and hold RCAs;

vi.         To invite, whenever necessary, external consultants, Braskem officers and Team Members to participate in the RCAs. The invitation shall be extended with the support of the Executive Secretary of the CA (“S-CA”);

vii.          To propose that the officers hire external consultants to assist in performing the Board’s tasks in specific situations. The contracting process must comply with Braskem’s relevant guidance documentation;

viii.          To coordinate, with the support of the CPO, the preparation of the plan of succession for LN-Braskem, the Team Members directly reporting to him/her and the CCO, and to submit the plan for the CA’s approval;

ix.          To appoint board members to each of the Support Committees, as well as nominate the Committees’ respective coordinators;

x.          To organize, with the support of the S-CA, when a new board member is elected, a program for the integration of the new member, allowing him/her to (i) become familiar with Braskem’s corporate governance practices; (ii) receive information necessary for him/her to exercise his/her functions; and (iii) be introduced to the members of LN-Braskem’s direct team; and

xi.          To propose to the CA any proposals to update these Rules.

4.        Composition and Term of Office

As defined in the Bylaws, the Board is composed of 11 (eleven) members and their respective alternates, who may be elected or removed at any time by the Meeting.

The positions of LN-Braskem and P-CA may not be occupied by the same person.

The members of the Board shall have a unified term of office of 2 (two) years, with the option for reelection.

At least 20% (twenty percent) of the members of the Board of Directors must be independent directors, according to the definition provided in the Company’s policies.

When compliance with the above percentage results in a fractional number of board members, that fraction shall be rounded up to the next whole number.

5.        CA Support Committees

The role of the Support Committees shall be to examine certain matters in order to assist deliberations under the CA’s responsibility, but the Support Committees shall not make decisions on behalf of the CA.

The Committees shall be created by deliberation of the CA, which shall define the respective scope and expected results of each Committee.

5.1.       Permanent Committees

Permanent committees are those that attend to matters whose nature and objectives remain unaltered for a long period of time. The board members who make up these committees shall have a term of office that coincides with that of the CA, and each committee shall have a minimum of 3 (three), and no more than 5 (five) members, one of whom shall be the Committee Coordinator. There shall be no alternate members on the Committees.

The Board shall have 4 (four) Permanent Committees: CFI, CPO, CEC and CC.

The duties and manner in which these Committees shall function are defined in their respective Internal Rules approved by the CA.

5.2.       “Ad Hoc” Committees

Ad hoc committees are those that attend to relevant matters of a temporary  nature. Their period of validity is limited and they shall be disbanded upon attaining the expected results, or upon expiry of the period defined in their governing rules.

 The number of participants shall be defined on a case-by-case basis.

6.        The CA Communication System

6.1.       Matters for Deliberation

Matters for deliberation are submitted for the CA’s approval at the initiative of the P-CA, any board member through the P-CA, or LN-Braskem through the S-CA, and may be sent to the CA via a Deliberation Proposal (“PD” or “PDs”) when the nature and/or complexity of the subject matter so warrants.

6.2.       Informative Material

Informative material is that which deals with relevant matters and is distributed at the initiative of the board members or LN-Braskem in the form of reports, or is submitted at the RCAs for the purpose of helping the Board to better understand, monitor, analyze and, as the case may be, deliberate on matters of interest to the Company.

6.3.       Relevant Facts

External reports of relevant facts must be sent to the board members by LN-Braskem, via the Company’s Corporate Governance area, no later than their original external publication.

In addition to relevant facts, the CA must also be notified, through the Company’s Corporate Governance area, of any other facts that might have a material impact on the Company or that may be important for the CA in carrying out its activities.

7.    CA Operational System

7.1.       RCA Convocation and Agenda

The RCA’s agendas shall be defined by the P-CA with the participation and proposals of LN-Braskem.

The calls, agenda and any PDs and support materials for the RCAs must be sent by the P-CA, with the support of the S-CA, to the board members at least 10 (ten) calendar days prior to the date of the RCA, unless the majority of its acting members establishes, on an exceptional basis, an earlier deadline, but one that is never less than 48 (forty-eight) hours, in which case the agenda must be provided with the proper accompanying documents.

7.2.       PDs

PDs are formal documents submitted to the CA regarding particular matters for deliberation whose nature and/or complexity so requires.  PDs must be submitted in the standard format defined in Annex I to these Rules, and be prepared with the degree of detail necessary for the matter to be correctly evaluated by the CA.

The titles of PDs shall reflect the nature of the matter they deal with, according to the following categories: administrators, alienation of assets, contract/commercial, financial, corporate governance/compliance, investments, legal, corporate or planning/organization/personnel.

Once the PD is approved, according to its original content or with changes introduced by the CA, the PD shall constitute a matter for deliberation, producing the resulting effects.

7.3.       Deliberations

The CA shall only deliberate with the presence of the majority of its board members and resolutions shall be taken by majority vote, subject to the terms of the Shareholders’ Agreements.

Any CA resolution whose immediate disclosure in public minutes could jeopardize the Company’s legitimate interests shall be recorded in separate minutes of the meeting, which shall be filed at the Company’s head office. Any subsequent public disclosure of the resolutions, if applicable, must be approved by the CA.

In the event that a resolution is not implemented, or if there is any change prior to implementation regarding therelevant approval conditions, the proponent of the resolution shall, depending on the nature and relevance of the change, notify the CA or, as the case may be, submit the PD for revision or announce the cancellation of the resolution at the following RCA.

For subsidiaries that have minority shareholders with a relevant shareholding interest, especially those that have board members who represent those minority shareholders, implementation of the CA’s resolution must respect the governance in effect for the subsidiary.

7.3.1.      Conflict of Interest

If a board member has a conflict of interest regarding certain deliberations, he/she must abstain from participating in the decision-making process involving that deliberation, inform the CA of his/her situation and record it in the minutes of the RCA. If he/she should fail to notify the Board of the conflict of interest, any board member who has knowledge thereof must do so.

7.4.       Meetings

The RCAs shall take place in accordance with the schedule of regular meetings approved annually by the CA and must be held at least 6 (six) and no more than 12 (twelve) times each fiscal year.

The RCAs shall be held, preferably, at Braskem’s head office, and may be held, on an exceptional basis, via remote participation if authorized by the P-CA. In the case of non-face-to-face meetings, each board member shall be individually and exclusively responsible for taking all necessary measures to ensure the strict confidentiality of the meetings. Persons not authorized by the P-CA shall be strictly prohibited from having access to any information discussed at the meeting.

The following persons may participate at the RCAs as invitees:

i.      LN-Braskem;

ii.      S-CA;

iii.       Team Member(s) of LN-Braskem whenever the nature of the matter(s) listed on the agenda so justify, at the discretion of LN-Braskem and with the consent of the P-CA;

iv.      Member of the Legal area that will act as the RCA’s secretary;

v.      Member of the Corporate Governance area that will act as the S-CA; and

vi.      External consultants, officers and Team Members of Braskem invited by the P-CA, as provided for in Section 3(vi), of these Rules.

Independently of the CA’s regular meetings, exceptional meetings may be called, as necessary.

7.4.1. Absence or Vacancy of the P-CA or a Board Member

When absent or in case of temporary unavailability, the members of the Board shall be substituted by their respective alternates if no other full member or alternate is identified by the substituted member.

When the P-CA is absent or in case of his/her temporary unavailability, the role of Chairman of the CA shall be exercised by the Vice-Chairman of the CA (“VP-CA”). When the P-CA and VP-CA are simultaneously absent or in case of their temporary unavailability, the P-CA shall identify someone else from among the other members of the Board to replace him/her in the role of Chairman of the CA.

If a position on the Board becomes vacant, it shall automatically be filled by the board member’s respective alternate if no other board member is appointed by the remaining members from among the alternate board members, subject to the terms of the Shareholders’ Agreements. The substitute shall serve until the next Meeting, at which point his/her name may be ratified or replaced by the shareholders. The substitute appointed to fill the vacancy must serve the remaining term of office of the substituted member.

7.5.       Executive Session

The CA may adopt the practice of holding executive sessions of the board members without the presence of invitees, to coordinate and discuss matters of their exclusive interest. The minutes of these meetings shall be drawn up separately and filed at the Company’s head office.

7.6.       Minutes of the Meetings

The minutes taken at the RCAs must be drafted clearly, to record all decisions made, informative matters discussed, the names of those in attendance, the votes cast and the voting abstentions, if any. Whenever possible, the minutes shall be approved and signed by the board members immediately after the meeting is adjourned. The minutes of the meeting shall be filed at the Company in a dedicated book and shall not be made public.

An excerpt of the minutes shall be produced and signed by the RCA’s secretary, containing the resolutions intended to affect third parties and, if the Company for whatever reason deems it necessary for the minutes to be disclosed, they shall be filed with the proper agencies and published in the manner required by law or regulation to be disclosed to a regulatory or similar agency.

The RCA’s secretary shall have the following duties:

i.      Prepare and draw up the respective minutes of the meeting and other documents in the dedicated book;

ii.      Gather the signatures of all the board members who participated in the RCA, in addition to noting the presence of any invitees; and

iii.       Prepare an extract of the minutes and arrange for its filing with the proper agencies and its publication in the official press and in a widely-circulated newspaper.

7.7.       Executive Secretary of the Board of Directors

The S-CA serves as the official channel of communication between the board members and LN-Braskem and his/her team, in order to streamline, coordinate and monitor the information necessary to duly fulfill the Board’s responsibilities.

This person is chosen by the P-CA after nomination by LN-Braskem from among the members of the Company’s Corporate Governance area.

The S-CA is responsible for providing support to the CA and the Committees, in order to:

i.      Prepare and manage the schedule of regular meetings and any exceptional meetings;

ii.      Organize the RCAs and meetings of the Committees;

iii.       Standardize, revise and distribute documents to be reviewed at the RCAs and by the Committees;

iv.      Obtain any clarification from LN-Braskem and his/her team regarding PDs and other documents, when necessary;

v.      Assist the board members, when requested, in matters of interest to the CA;

vi.      Monitor and support the execution of actions resulting from the deliberations, especially those under the responsibility of the P-CA;

vii.      Maintain the numbering, control and filing of PDs and other documents defined in these Rules;

viii.      Prepare agendas, memoranda and correlated documents related to the RCAs and the Committees and interact with LN-Braskem and the board members on behalf of the P-CA;

ix.       Propose and prepare documents and support the implementation of measures intended to improve the functioning of the CA and its Committees; and

x.       Make sure that the CA and its Committees are functioning efficiently.

8            General provisions

All communications between members of the CA and other advisors shall take place under strict confidentiality.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.